President’s Message

The first half of 2008 has certainly been challenging for metals companies along with the broader markets. Many of the junior mining companies are off by as much as 50%, due in large part to continuing operating and capital cost increases and the United States credit crisis. While most metals prices remain strong, with gold moving above $1000/oz in the first quarter of the year and copper also recently challenging its highs at over $4/lb, smaller capitalization mining stocks have continued to experience high volatility.

Despite this volatility, NovaGold management and industry analysts remain bullish on the sector, predicting continued strong metals prices in the near and long term. Gold demand is up while supply remains tight. With two of North America’s largest undeveloped deposits in its portfolio, NovaGold is well positioned to take full advantage of the bull market in gold and copper, leveraging its large and growing North American reserve and resource base to add significant value for shareholders.

NovaGold continues to work toward achieving its corporate objectives:

  Rock Creek – achieve commercial production in 2008
  Donlin Creek – complete feasibility study and initiate permitting in Q1-2009
  Galore Creek – identify preferred project design and complete feasibility study in 2009
  Non-core assets – divest interests to maximize shareholder value
  Potential growth – through the acquisition of producing assets or advanced-stage assets with potential for near-term production

NovaGold expects to achieve producer status this year, with Rock Creek production estimated at 100,000 ounces of gold on an annualized basis. NovaGold management continues to believe that achieving mid-tier level producer status will bring considerable value to shareholders. Mid-tier producers generate significant cash flow while retaining the ability to grow through exploration or acquisition. NovaGold would produce potentially more than 1 million ounces of gold, 4 million ounces of silver and 200 million pounds of copper annually with Nome Operations, Donlin Creek and Galore Creek producing, giving the Company an exceptional long-term production growth profile. NovaGold is currently looking at opportunities to enhance its production and cash flow in the near and medium term.

Another business objective for 2008 is to concentrate on our core gold properties, while maximizing the value of our non-core assets. To this end, NovaGold is considering the sale of  its NovaGreenPower subsidiary for cash that will be reinvested to advance our core assets. NovaGold remains committed to using “green” energy sources as much as possible, and continues to assess alternative energy such as hydroelectric power and wind cogeneration at its projects.

Our primary goal in 2008 is to build shareholder value by achieving production and cash flow while realizing value from our portfolio of world-class gold and copper assets. While market conditions have been challenging, we are confident in our ability to execute our business strategies. We look forward to providing more information on project advancement and other business opportunities in the year ahead.

Sincerely,

Rick Van Nieuwenhuyse
President & CEO